Mail Stop 3561

November 29, 2006

Salman Mahood, chief Executive Officer
Averox, Inc.
Suite No. 7, Ground Floor
Evacuee Trust Complex
Agha Khan Rd., F-5/1 Islamabad, Pakistan

> **Re:** **Averox Inc**
> **Item 4.01 Form 8-K/A**
> **Filed November 16, 2006**
> **Item 4.01 Form 8-K**
> **Filed November 14, 2006**
> **File No. 0-28867**

Dear Mr. Mahood:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please note that our review of this filing was limited to the matters pertaining to Item 4.01 of your report. At a later date, we may issue additional comments pertaining to the other matters described in the report.

1. We note your disclosure regarding the changes in your certifying accountant. However, it is not clear when Kyle L. Tingle, CPA, LLC was dismissed as your

principal independent accountant.  Please revise to clarify the specific date the former accountant was dismissed as your principal independent accountant.

2.  We note the second paragraph of your disclosure regarding the former accountant's report on your financial statements.  Please revise your disclosure to also address whether the former accountant's reports on your financial statements for either of the past two years were modified as to uncertainty, audit scope, or accounting principles, which would include the uncertainty regarding the ability to continue as a going concern.  We note that it appears that these reports did include going concern modifications.  Please revise accordingly.

3.  We note the first paragraph of the former accountant's letter refers to its dismissal as your auditor stating that, "effective after the filing of the Form to-KSB for the fiscal year ended December 31, 2005, the audit period ended April 30, 2006 and the reorganization of the Company."  This statement appears to be inconsistent with the first paragraph of your disclosure under Item 4.01 of Form 8-K.  We also note that this letter addresses other issues to your attention rather than to the Commission and it does not address whether the former accountant agrees with your disclosure under Item 4.01.  Please obtain and file an Exhibit 16 letter from the former accountant stating solely whether the former accountant agrees with your revised Item 304 disclosures, or the extent to which the accountant does not agree.  Please advise your former accountant to furnish a letter on change in certifying accountant addressed to the Commission, as required by Item 304(a)(3) of Regulation S-B.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Raquel Howard, at (202) 551-3291.

Sincerely,

Raquel Howard
Staff Accountant